Exhibit 99.1

PRESS RELEASE

ALFA TO ACQUIRE AT&T EQUITY IN MEXICAN TELECOM

OPERATOR ALESTRA

ALFA to Acquire 100 Percent Ownership in Alestra; AT&T to Expand Service to Multinational

Enterprise Customers in Mexico

Monterrey, N.L., Mexico. April 14, 2011 – ALFA, S.A.B. de C.V. (ALFA) and AT&T* today announced they have reached an agreement for ALFA to acquire AT&T’s 49% stake in Alestra, S. de R.L. de C.V. (Alestra), the Mexican telecom company. Once this acquisition is completed, ALFA will be the sole shareholder of Alestra.

With this agreement, ALFA will increase its ownership in Alestra and will support the company’s growth strategy. Alestra will continue specializing in providing services to a full set of enterprise clients such as the corporate enterprise market, public and institutional sectors and small and medium businesses in Mexico with the most advanced IT and telecom solutions. In parallel, AT&T intends to continue to offer a comprehensive suite of enterprise communications solutions to multinational enterprise customers through its subsidiary AT&T Global Network Services Mexico.

AT&T and Alestra are committed to delivering the highest quality of service to customers throughout this transition and the two companies will continue working together in the delivery of advanced enterprise solutions to multinational businesses in Mexico. The result will be an even more robust communications marketplace in Mexico, for both companies

“Increasing our stake in Alestra will give us the opportunity to strengthen our strategy based on advanced IT and telecommunications solutions with an emphasis on the new generation of cloud computing services for the Mexican enterprise market and will open up additional strategic options for us,” said Alejandro Elizondo, ALFA’s Senior Vice President, Development.

“Mexico is a critical market for AT&T, and we are committed to offering multinational enterprise customers operating in Mexico a wide range of advanced communications solutions,” said Mary Livingston, AT&T’s vice president for the Canada, Caribbean and Latin America region. “This transaction is consistent with AT&T’s global strategy for providing enterprise services directly. We highly value the outstanding work AT&T is doing with ALFA and Alestra, and we’re confident that we will keep working together for our customers.”

The equity sale is expected to close in the second quarter of 2011, subject to regulatory approvals from Mexican authorities. The amount of the transaction was not disclosed.

*	AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc.

About ALFA

ALFA is a Mexican company comprising four business groups: Alpek (petrochemicals), Nemak (high tech aluminum auto components), Sigma (refrigerated food) and Alestra (telecommunications). ALFA is the world’s leading manufacturer of high-tech aluminum engine heads and blocks. It is one of the world’s largest producers of PTA, a petrochemical product, and has a leading market share in other petrochemicals in Mexico. In addition, ALFA is Mexico’s leading producer of processed meats and cheese and one of the most important telecommunications services companies in Mexico. For 2010, ALFA reported revenues of U.S. $10.8 billion, and EBITDA of U.S. $1,260 million. Currently, ALFA has manufacturing operations in 16 countries and employs more than 56,300 people. ALFA’s shares are quoted on the Mexican Stock Exchange and on Latibex, the market for Latin American shares of the Madrid Stock Exchange.

About AT&T

AT&T Inc. (NYSE:T) is a premier communications holding company. Its subsidiaries and affiliates – AT&T operating companies – are the providers of AT&T services in the United States and around the world. With a powerful array of network resources that includes the nation’s fastest mobile broadband network, AT&T is a leading provider of wireless, Wi-Fi, high speed Internet, voice and cloud-based services. A leader in mobile broadband and emerging 4G capabilities, AT&T also offers the best wireless coverage worldwide of any U.S. carrier, offering the most wireless phones that work in the most countries. It also offers advanced TV services under the AT&T U-verse® and AT&T | DIRECTV brands. The company’s suite of IP-based business communications services is one of the most advanced in the world. In domestic markets, AT&T Advertising Solutions and AT&T Interactive are known for their leadership in local search and advertising.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this news release contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results may differ materially. A discussion of factors that may affect future results is contained in AT&T’s filings with the Securities and Exchange Commission. AT&T disclaims any obligation to update or revise statements contained in this news release based on new information or otherwise.

For more information:

Enrique Flores

ALFA

VP Corporate Communications

+52818748 1207

eflores@alfa.com.mx

Darío Cutin for AT&T Corporate Communications

305-520-9004

dcutin@attnews.us

McCall Butler for AT&T Corporate Communications

(917) 209-5792

mbutler@attnews.us